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ANNUAL AUDITED REPORT
[FORM X-17A-5]
PART III

SEC FILE NUMBER
8- 66541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/05__ AND ENDING __09/30/06__

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBJECTIVE EQUITY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 LEONARD STREET, 7S

                                   (No. and Street)

NEW YORK   NY   10013

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID RIEDEL   (212) 334-6365

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC

                            (Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD   LONDONDERRY   NH   03053

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __DAVID RIEDEL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__OBJECTIVE EQUITY, LLC_____ , as

of __SEPTEMBER 30_____ , 20 _06____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

MANAGING MEMBER
_____

_____ /Notary Public

NY, NY

12-8-06

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBJECTIVE EQUITY, LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

BRACE & SUSSMAN, PLLC
Certified Public Accountants

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
     FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Objective Equity, LLC
New York, NY

We have audited the accompanying statement of financial condition of Objective Equity, LLC (the Company) as of September 30, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Objective Equity, LLC as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
November 27, 2006

OBJECTIVE EQUITY, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	10,852
Deposits		555
Prepaid expenses		335
Total assets	$	11,742

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued liabilities	$	1,498
New member deposits		7,000
Total liabilities		8,498
Members' equity		3,244
Total liabilities and members' equity	$	11,742

The accompanying notes are an integral part of these financial statements.

OBJECTIVE EQUITY, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on April 6, 2004 as a New York limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment. It was formed for the purpose of acting as placement agent in the sale of private placement securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $2,354 at September 30, 2006, which fell below the required net capital of $5,000 by $2,646. The ratio of aggregate indebtedness to net capital at September 30, 2006 was 361.0%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal income tax purposes. The state of New York imposes a minimum tax on partnerships, which is reflected in these statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4- SUBSEQUENT EVENTS

During the year ended September 30, 2006, new member deposits were accepted from two new members. These members were approved along with an additional third member on October 1, 2006. The new members contributed a total of $8,000 in capital and received 8% ownership in the company in return.